info@immunotechlab.com

8K
Source: Immunotech Laboratories, Inc. (IMMB)

Immunotech Laboratories, Inc.

Monrovia, Calif.---- 11/ 15, 2013--- Immunotech Laboratories, Inc.

ITEM 5.06 SHELL COMPANY STATUS

The Company is NOT a reporting "shell company," as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended. It is the determination of management and counsel Immunotech Laboratories Inc. F/K/A International Technology Systems Inc. F/K/A International Telecommunication, Inc. F/K/A EarthNetMedia Inc. has not nor has ever been a "shell" company.

Item 9.01 Financial Statements and Exhibits.

d) Exhibits. See Attached

Exhibit "A" Letter Addressed to SEC dated November 14th, 2013

Exhibit "B" Legal Opinion Dated May 23rd, 2013

Further information can be obtained from www.immunotechlab.com

This news release contains forward-looking statements that involve risks and uncertainties associated with financial projections, budgets, milestone timelines, clinical development, regulatory approvals, and other risks described by Immunotech Laboratories, Inc. from time to time in its periodic reports filed with the SEC. IPF is not approved by the US Food and Drug Administration or by any comparable regulatory agencies elsewhere in the world. While Immunotech Laboratories believes that the forward-looking statements and underlying assumptions contained therein are reasonable, any of the assumptions could be inaccurate, including, but not limited to, the ability of Immunotech Laboratories to establish the efficacy of IPF in the treatment of any disease or health condition, the development of studies and strategies leading to commercialization of IPF in the United States, the obtaining of funding required to carry out the development plan, the completion of studies and tests on time or at all, and the successful outcome of such studies or tests. Therefore, there can be no assurance that the forward-looking statements included in this release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, Immunotech Laboratories or any other person that the objectives and plans of Immunotech Laboratories will be achieved should not regard the forward-looking statements as a representation.



November 14, 2013

UNITED STATES
SECURTIES AND EXCHANGE COMMISION
WASHINGTON, D.C. 20549

Re: Inadvertent Designation as a "SHELL" company

FORM	REPORTING PERIOD	FILE DATE	IRS TAX I.D #
10KSB/A	December 31, 2005	May 12, 2006	95-4834274
10KSB	December 31, 2005	March 15, 2006	95-4834274
10QSB	March 31, 2006	June 7, 2006	95-4834274
10QSB	June 30, 2006	August 18, 2006	95-4834274
10KSB/A	December 31, 2005	August 18, 2006	95-4834274

To Whom It May Concern;

It has come to our attention that the former company Chief Executive Officer Alie Chang inadvertently checked the box indicating that INTERNATIONAL TELECOMMUNICATION, INC a predecessor of Immunotech Laboratories Inc. was a "shell" company on the face page of the following company filings;

FORM	REPORTING PERIOD	FILE DATE	IRS TAX I.D #
10KSB/A	December 31, 2005	May 12, 2006	95-4834274
10KSB	December 31, 2005	March 15, 2006	95-4834274
10QSB	March 31, 2006	June 7, 2006	95-4834274
10QSB	June 30, 2006	August 18, 2006	95-4834274
10KSB/A	December 31, 2005	August 18, 2006	95-4834274

Immunotech Laboratories Inc. F/K/A International Technology Systems Inc. F/K/A International Telecommunication, Inc. F/K/A EarthNetMedia Inc. has never been a "shell" company as confirmed by the attached legal opinion dated May 23, 2013 as well as all other reporting to present.

Sincerely

Immunotech Laboratories Inc.

Harry Zhabilov
President and CEO

Law Offices of Joseph L. Pittera
2214 Torrance Boulevard
Suite 101
Torrance, California 90501
Telephone (310) 328-3588
Facsimile (310) 328-3063
E-mail: jpitteralaw@gmail.com

May 23, 2013

Pacific Stock Transfer Company
4045 S. Spencer Street
Suite 403
Las Vegas, Nevada 89119

Re: Immunotech Laboratories, Inc. ("IMMB," "Company" or "Issuer")
        Subj.: Shell Status of Issuer.

To Whom It May Concern:

You have requested that I render my opinion as to whether IMMB is a Shell Company issuer under Rule 144(i) of the Securities Act of 1933, as amended (the "Securities Act").

BACKGROUND AND LEGAL AUTHORITY

On February 15, 2008, the Securities and Exchange Commission ("Commission") enacted final rule revisions to Rule 144 under the Securities Act, which establishes a safe harbor for the sale of securities under the exemption from registration set forth in Section 4(1) of the Securities Act. SIGNIFICANT REVISIONS TO THE RULE HAVE (i) CHANGED THE HOLDING PERIOD REQUIREMENTS OF THE RULE, (ii) ESTABLISHED NEW RULES FOR REPORTING AND NON-REPORTING ISSUERS, AND (iii) ADDED RULES REGARDING "SHELL COMPANIES." A discussion of the applicable subparts of Revised Rule 144 follows.

Revised Rule 144 of the Securities Act consists of a preliminary note and seven separate subsections, each of which sets forth terms and conditions that, when satisfied, allows restricted securities to be sold in the public markets without compliance with the registration requirements of the Securities Act. Further, by complying with Rule 144, the seller of the restricted securities is not determined to be a Section 2(a)(11) underwriter.

Rule 144(i): Unavailability of Exemption to Shell Companies

Suffice it to say that Rule 144 has undergone a significant modification and change. A major thrust of the Revised Rule has been to provide more permissive holding period

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provisions which have reduced holding periods in certain circumstances from one year to six months and completely eliminated the old Rule 144(k) which provided for a two year holding period. Another of the most apparent modifications is found in Revised Rule 144(i), where the entire Rule 144 paradigm has been eliminated by effectively disqualifying certain restricted shares from the Rule and disqualifying certain shareholders from reliance on the Rule for exempt resale of Shell Company issuers, a definition only recently added to the Securities Laws and now appearing in the Revised Rule 144(i). The applicable provisions of the Revised Rule state:

Rule 144(i) Unavailability to securities of issuers with no or nominal operations and/or no or nominal non-cash assets. (1) This section is not available for the resale of securities initially issued by an issuer: (i) an issuer, other than a business combination related shell company... that has: (A) no or nominal operations, and; (B) Either: (1) no or nominal assets; (2) Assets consisting solely of cash and cash equivalents; or (3) Assets consisting of any amount of cash and cash equivalents and nominal other assets; or (ii) an issuer that has been at any time previously an issuer described in paragraph (i)(1)(i).

Notwithstanding paragraph (i)(1), if the issuer of the securities previously had been an issuer described in paragraph (i)(1)(i) but has ceased to be an issuer described in paragraph (i)(1)(i); is subject to the reporting requirements of section 13 or 15(d) of the Securities and Exchange Act of 1934 ("Exchange Act"); has filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports (Rule 249.308 of this chapter); and has filed current "Form 10 information" with the Commission reflecting its status as an entity that is no longer an issuer described in paragraph (i)(1)(i), then those securities may be sold subject to the requirements of this section after one year has elapsed from the date that the issuer filed "Form 10 information" with the Commission.

The term "Form 10 information" means the information that is required by Form 10 or Form 20-F (Rule 249.210 or Rule 249.220f of this chapter), as applicable to the issuer of the securities, to register under the Exchange Act each class of securities being sold under this rule. The issuer may provide the Form 10 information in any filing of the issuer with the Commission. The Form 10 information is deemed filed when the initial filing is made with the Commission.

Facts and Corporate History

The Company was incorporated on April 11, 2000 in the State of Nevada as EarthNetMedia.com, Inc. with total authorized common shares of 25,000,000 at par value of $0.001.

On or about June 1, 2000, the Company acquired all of the assets of Pac Pacific Group International, Inc. for 5,257,000 common shares. On or about October 1, 2000 the Company increased its authorized capital from 25,000,000 common shares to 50,000,000 common shares with par value of $0.001 per share.

On or about April 18, 2001 the Company changed its name from EarthNetMedia.com,

Inc. to EarthNetMedia, Inc. On or about December 18, 2002 the Company approved a forward split of 1 share into 6 shares of its common stock. On February 27, 2003 the Company increased its capital stock from 50,000,000 common shares to 100,000,000 common shares with par value of $0.001 per share.

On or about June 23, 2005, the Company changed its name from EarthNetMedia, Inc. to International Telecommunications, Inc. and increased the authorized common shares to 150,000,000 with par value of $0.001 and created a Preferred Class of 50,000,000 Series A with a par value of $0.001. The Company also effected a Reverse Split reversing the shares One (1) Share for Two Hundred (200) share reverse thereby reversing the shares from 54,558,800 to 272,794.

On February 19, 2006 the Company effected a reverse merger with Callaci Consulting Service, Inc. wherein the Company acquired 100% of the shares of Callaci Consulting in exchange for issuance of 10,306,521 Common Shares. On June 12, 2006 the Company approved a forward split of five common shares for one common share thereby increasing the number of outstanding shares from 25,425,573 to 127,425,865.

On October 18, 2006 the Company changed its name to International Technology Systems, Inc. On March 20, 2007, the Company entered into a Termination/Rescission Agreement with Callaci Consulting Services, Inc. terminating the reverse merger of February 19, 2006.

On December 12, 2008 the Company entered into the current reverse merger agreement with Immunotech Laboratories, Inc., and on December 18, 2008 the Company changed its name to Immunotech Laboratories, Inc. On February 5, 2009 the Board of Directors voted to authorize a 100 for 1 reverse split of the Company's issued and outstanding stock and this was approved by the majority shareholders of the Company on February 12, 2009.

Since the December 12, 2008 the Company has been engaged in the business of developing drugs to cure cancer and HIV and has had continuous operations. Prior to the Company becoming Immunotech Laboratories, Inc., the Company also conducted operations and any references in past filings to the Company being a "shell" were and are erroneous based upon a review of all filings as well as the Company history from inception forward.

Since the Company's inception it has been determined to have conducted operations, and has a long-standing record of operations. Management believes the Company has never been a "Shell Company" as defined by Securities Act Rule 405, or an asset-backed issuer, as defined by Item 1101(b) of Regulation AB.

CONCLUSION

In analyzing the Company's public filings with the Commission and the OTC Markets Group Inc., though there have been modifications to the Company's corporate name and business plan, it does not appear to be a "blank check" issuer and a review of its filings indicates continued and consistent business operations.

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IMMB has maintained assets and generated revenue during the preceding twelve months. The Company's financial statements are inconsistent with the definition of a Shell Company issuer.

Based upon the foregoing statements, it is my opinion that the requirements of Rule 144(i) are satisfied.

In my examination and review of documents, I have assumed the genuineness of all signatures, as well as the authenticity, accuracy and completeness of all documents submitted to me as originals, and the conformity with original documents of all documents submitted to me electronically or copies. This opinion is based expressly on the facts stated herein, and may not be relied upon in the event that other facts, not presently known to me, come to light. Opinion letters of counsel are not binding upon the Commission or the Courts, and to the extent that persons relying upon this letter may have knowledge of facts or circumstances that are contrary to those upon which this opinion is based, this opinion would not be applicable.

I am admitted to practice law in the State of California. I am permitted to practice before the Commission and have not been prohibited from practice thereunder. The opinions expressed above are limited to the Federal Law of the United States of America and no opinion is provided regarding any federal or state law not specifically referenced herein.

This opinion may be relied upon by you, in your capacity as a licensed securities broker and dealer in accepting for deposit shares of common stock of Immunotech Laboratories, Inc. in accordance with the Rule. This opinion may not be relied upon by any other party for any other purpose and may not be reproduced or distributed (except to governmental or regulatory agencies as required by regulation or law) without the prior written permission of named counsel.

If you have questions about the opinions expressed herein or the factual or legal underpinnings for those opinions, please advise.

Sincerely,

Joseph Pittera, Esq.